

October 3, 2012

Via E-mail
Peter Levy
Chief Operating Officer
MYOS Corporation
45 Horsehill Road, Suite 106
Cedar Knolls, New Jersey 07927

      Re: MYOS Corporation
               Amendment No. 2 to Registration Statement on Form S-1
               Filed September 25, 2012
               File No. 333-183098

Dear Mr. Levy:

We have reviewed your amended registration statement and letter dated September 25, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Business, page 21

1.   We note your response to comment five in our letter dated September 11, 2012. Please provide third-party support for your added disclosure at page 22.

2.   We note your response to comment seven in our letter dated September 11, 2012. We note your revised disclosure that you have an oral agreement with your manufacturer. Please provide a written description of such agreement, similar to that required for oral

contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K. Please refer to Regulation S-K Compliance and Disclosure Interpretation 146.04, available at: *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.*

3.   Similarly, we note your response that the agreements with your consultants were made in the ordinary course of business and are not material. Please provide a detailed analysis as to how such agreements are of the type that ordinarily accompanies the kind of business you conduct. To this end, please provide your analysis under Item 601(b)(10)(ii) of Regulation S-K as to why you do not have to file such agreements. To the extent that such agreements are of the kind not made in the ordinary course of business, please provide further analysis as to how they are not material. Please refer to Item 601(b)(10)(i) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 24

4.   We note your response to comment eight in our letter dated September 11, 2012. Please file the executed versions of each of the advisory board agreements or tell us why you do not need to.

Executive Compensation, page 28

5.   We note your response to comments nine and ten in our letter dated September 11, 2012, and reissue the comments in part. Please expand your disclosure to comply fully with Item 402(o) of Regulation S-K. In this regard, we note that it does not appear that you have provided any narrative disclosure with respect to Mr. Colker or Ms. Mathers. Please also file as an exhibit the employment agreement, as amended, you entered into with Mr. Berstein. In addition, with respect to your consulting agreement with Mr. Bernstein, please provide your analysis under Item 601 of Regulation S-K as to why you do not believe it needs to be filed. We also refer to comment three herein.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
       Stuart Neuhauser
       Ellenoff Grossman & Schole LLP